No. 812-14429

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1

TRILOMA EIG GLOBAL ENERGY FUND, TRILOMA EIG GLOBAL ENERGY TERM FUND I AND TRILOMA ENERGY ADVISORS, LLC

201 N. New York Avenue, Suite 250

Winter Park, FL 32789

(407) 378-3007

EIG CREDIT MANAGEMENT COMPANY, LLC, EIG ASSET MANAGEMENT, LLC, EIG FUNDS MANAGEMENT, LLC, EIG MANAGEMENT COMPANY, LLC, EIG GLOBAL ENERGY (ASIA) LIMITED, EIG HARBOUR ENERGY ADVISOR, L.P., EIG-GATEWAY DIRECT INVESTMENTS, L.P., EIG ENERGY FUND XVI, L.P., EIG ENERGY FUND XVI-B, L.P., EIG ENERGY FUND XVI-E, L.P., EIG ENERGY FUND XVI (CAYMAN), L.P., EIG ENERGY FUND XVI (SCOTLAND), L.P., EIG-KEATS ENERGY PARTNERS, L.P., EIG GLOBAL PRIVATE DEBT FUND-A, L.P., EIG GLOBAL PRIVATE DEBT SUB FUND-B, L.P., EIG GLOBAL PRIVATE DEBT FINCO-B, LLC, EIG GLOBAL PRIVATE DEBT FUND-A (UL), L.P., EIG GLOBAL PRIVATE DEBT SUB B (UL), L.P., EIG GLOBAL PRIVATE DEBT FINCO-B (UL), LLC AND HARBOUR ENERGY LTD.

1700 Pennsylvania Ave, NW, Suite 800

Washington, D.C. 20006

(202) 600-3300

All Communications, Notices and Orders to:

Nathan P. Headrick, Esq. General Counsel Triloma Financial Group, LLC 201 N. New York Avenue, Suite 250 Winter Park, FL 32789 Telephone: (407) 378-3300	Robert L. Vitale, Esq. Managing Director, General Counsel EIG Credit Management Company, LLC 1700 Pennsylvania Avenue, NW, Suite 800 Washington, D.C. 20006 Telephone: (202) 600-3300

Copies to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

April 29, 2016

I.                                        SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•                                          Triloma EIG Global Energy Term Fund I, a closed-end management investment company (“Term Fund”);

•                                          Triloma EIG Global Energy Fund, a closed-end management investment company (“Perpetual Fund” and together with Term Fund, the “Existing Regulated Entities”);

•                                          Triloma Energy Advisors, LLC, the investment adviser to the Existing Regulated Entities (“Triloma”);

•                                          EIG Credit Management Company, LLC, the investment sub-adviser to the Existing Regulated Entities (“EIG”) and its affiliated investment advisers set forth on Schedule A hereto (collectively, with EIG, the “Existing EIG Advisors”);

•                                          The investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is an EIG Advisor2 and that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Investors” and, together with the Existing Regulated Entities, Triloma and the Existing EIG Advisors, the “Applicants”).

The relief requested in this application for an Order (the “Application”) would allow one or more Regulated Entities3 and/or one or more Affiliated Investors4 to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”).  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction

1                             Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2                             “EIG Advisor” means any Existing EIG Advisor or any future investment adviser that (i) controls, is controlled by or is under common control with EIG, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (iii) is not a Regulated Entity (as defined below) or a subsidiary of a Regulated Entity.

3                             “Regulated Entities” means the Existing Regulated Entities and any Future Regulated Entity. “Future Regulated Entity” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company (a “BDC”) under the 1940 Act, (b) whose investment adviser is a Triloma Advisor and (c) whose investment sub-adviser is an EIG Advisor.  “Triloma Advisor” means Triloma or any future investment adviser that (i) controls, is controlled by or is under common control with Triloma, (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

4                             “Affiliated Investors” means the Existing Affiliated Investors and any Future Affiliated Investor.  “Future Affiliated Investor” means an entity (a) whose investment adviser is an EIG Advisor and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Investors without obtaining and relying on the Order.  The term “Advisor” means any Triloma Advisor or any EIG Advisor.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.5  A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by its parent Regulated Entity for purposes of Rule 17d-1 and Section 57(a)(4).  Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.  Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.  The board of directors or trustees (the “Board”)6 of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place.  If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Regulated Entity’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

5                             “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.  All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.  A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

6                             The term “Board” refers to the board of directors or trustees of any Regulated Entity.

7                             See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.                                   GENERAL DESCRIPTION OF APPLICANTS

A.                                    Term Fund

Term Fund was organized under the Delaware Statutory Trust Act on February 18, 2015 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company.  Term Fund is a registered investment company under the 1940 Act. Term Fund’s principal place of business is 201 N. New York Avenue, Suite 250, Winter Park, FL 32789.

Term Fund’s investments generally are made directly, but may in the future be made through one or more Wholly-Owned Investment Subsidiaries that Term Fund may establish from time to time.  Such Wholly-Owned Investment Subsidiaries will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of Term Fund, although the Wholly-Owned Investment Subsidiaries will be subject to different regulatory regimes.

Term Fund’s investment objective is to provide shareholders with current income, capital preservation and, to a lesser extent, long-term capital appreciation.  Term Fund seeks to achieve its investment objective by investing primarily in a global portfolio of privately originated energy company and project debt. Term Fund expects that a substantial portion of its portfolio will consist of senior and subordinated debt, which may take the form of corporate or project loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by yield enhancements. These yield enhancements typically include royalty interests in mineral, oil and gas properties, warrants, options, net profits interests, cash flow participations or other forms of equity participation. The portfolio is expected to include primarily floating-rate investments that provide protection in rising interest rate and inflationary environments. Term Fund may separately invest in common or preferred stock of energy companies. Under normal circumstances, Term Fund will invest at least 80% of its total assets in debt and equity investments of energy companies and projects in the following sub-sectors: (i) upstream; (ii) midstream; (iii) downstream; (iv) power; (v) renewables; (vi) resources; (vii) infrastructure; and (viii) other energy.

Term Fund has a five member Board, of which three members are Independent Trustees,8 one member is considered an “interested person” of Triloma, within the meaning of Section 2(a)(19) of the 1940 Act, and one member is considered an “interested person” of EIG.  No Independent Trustee of a Regulated Entity will have a financial interest in any Co-Investment Transaction.

B.                                    Perpetual Fund

Perpetual Fund was organized under the Delaware Statutory Trust Act on March 11, 2015 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company.  Perpetual Fund is a registered investment company under the 1940 Act. Perpetual Fund’s principal place of business is 201 N. New York Avenue, Suite 250, Winter Park, FL 32789.

Perpetual Fund has the same investment objectives and strategies as Term Fund.  Perpetual Fund will be governed by a Board comprised of the same trustees (including Independent Trustees) that serve as the Board of Term Fund.

8                             The term “Independent Trustees” refers to the trustees or directors of any Regulated Entity that are not “interested persons” of the Regulated Entity within the meaning of Section 2(a)(19) of the 1940 Act.

C.                                    Triloma

Triloma serves as the investment adviser of the Existing Regulated Entities and either it or another Triloma Advisor will serve as the investment adviser to any Future Regulated Entity.  Triloma also provides administrative services to the Existing Regulated Entities under an administrative services agreement.  Triloma is a Florida limited liability company and is registered as an investment adviser with the Commission under the Advisers Act.

Triloma is a wholly-owned subsidiary of Triloma Financial Group (“TFG”), a leading private investment management firm providing unique alternative investment opportunities. TFG seeks to create long standing joint ventures with experienced and proven investment partners aligned through shared values. By championing a long-term perspective that focuses on building lasting partnerships, TFG has built a culture that esteems integrity in all aspects of business, resulting in a broad and deep network of business relationships, which the Funds will have access to and from which the Funds will benefit.

Structured as a holding company, TFG conducts its business through various affiliates, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. Services provided by the TFG companies include advisory, acquisition, development, lease and loan servicing, asset and portfolio management, disposition, client services, capital raising, finance and administrative. TFG believes this expertise will be valuable in managing a publicly registered and reporting investment program.

TFG organizes its business into two segments: Investment Management and Capital Markets activities. Through its Investment Management segment, TFG manages and sponsors a group of private and publicly-offered investment programs focused on private equity, real estate and energy investments. TFG’s senior management team has developed a contrarian investment philosophy investing through various market cycles in a broad range of industries, asset classes, capital structures and geographies. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered investment programs.

Through its Capital Markets segment, TFG conducts a broad range of capital markets activities, including acting as a managing dealer, placement agent, or other form of arranger of equity capital. The team has experience and deep relationships in the broker-dealer community allowing for a streamlined process to bring the individual investor unique investment opportunities that typically have been available only to institutional investors. These activities are conducted through Triloma Securities, LLC, a broker-dealer registered with the Commission since 2015 and a member of the Financial Industry Regulatory Authority.

D.                                    EIG

EIG serves as the sub-adviser to the Existing Regulated Entities and either it or another EIG Advisor will serve as the sub-adviser to any Future Regulated Entity.  EIG is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Advisers Act.

EIG is an indirectly owned subsidiary of EIG Global Energy Partners, LLC (“EIG Partners”), which specializes in private investments in energy and energy-related infrastructure on a global basis and has $15.4 billion under management as of June 30, 2015. During its 33-year history, EIG Partners has committed more than $21.5 billion in the sector through over 300 projects or companies in 35 countries on six continents. EIG Partners’ investors include many of the leading pension plans, insurance companies, endowments, foundations and sovereign wealth funds in the U.S., Asia and Europe.

EIG Partners invests across the capital structure of energy, resource and related infrastructure companies, typically in connection with projects sponsored by large companies. EIG Partners has offices and professionals in Washington, DC, Houston, Hong Kong, London, Sydney, Seoul and Rio de Janeiro. EIG Partners has been an active investor in the energy market on a continuous basis since 1982. EIG Partners prides itself on being a niche investor with a singular focus on energy and energy-related infrastructure with the experience and in-house technical expertise to invest across the entire capital structure and throughout the energy value chain on a global basis. EIG Partners has a demonstrated history of providing project development capital to leading companies, such as Anadarko Petroleum, Chesapeake Energy, Plains Exploration, Petrobras, SandRidge Energy and Centrica, among others.

EIG Partners believes that the experience, technical expertise, depth and continuity of its team are key differentiators for EIG Partners relative to its competitors. EIG Partners believes its substantial in-house technical expertise and recognized brand name in the energy and infrastructure industry provide a competitive advantage in sourcing, analyzing and executing energy, resource and related infrastructure projects, as EIG Partners is typically able to make independent evaluations of investment opportunities without significant reliance on third-party consultants.

Each Existing Affiliated Investor is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Each Existing EIG Advisor is either, directly or indirectly, controlled by EIG Partners or under common control with EIG and is registered as an investment adviser under the Advisers Act.

The Triloma Advisors and the EIG Advisors are not “affiliated persons”, or affiliated persons of affiliated persons, as that term is defined in the 1940 Act.

III.                              RELIEF FOR PROPOSED CO-INVESTMENTS

A.                                    Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1.                                      Mechanics of the Co-Investment Program

As previously described, Triloma serves as the Existing Regulated Entities’ investment adviser and administrator and either it or another Triloma Advisor will serve in the same capacity to any Future Regulated Entity, and EIG serves as the Existing Regulated Entities’ sub-adviser and either it or another EIG Advisor will serve in the same capacity to any Future Regulated Entity. In these roles, Triloma is responsible for the overall management of the Existing Regulated Entities’ activities, and EIG is responsible for the day-to-day management of the Existing Regulated Entities’ investment portfolio, in each case consistent with their fiduciary duties. Triloma provides its investment advisory services under investment advisory agreements with each Existing Regulated Entity (as amended from time to time and collectively, the “Advisory Agreement”) and provides its additional administrative services under an administrative services agreement. EIG provides its investment advisory services under investment sub-advisory agreements by and among each Existing Regulated Entity, Triloma and EIG (as amended from time to time and collectively, the “Sub-Advisory Agreement”). The investment process is a collaborative effort between Triloma and EIG. Triloma and EIG have each established an investment committee and each investment committee must approve each portfolio investment of an Existing Regulated Entity. The two investment committees will meet regularly to discuss potential investments and review the Existing Regulated Entities’ portfolios. Importantly, the relationship between Triloma and EIG is arm’s length, and EIG may withdraw on 120 days’ written notice.9

Although an EIG Advisor will identify and recommend investments for each Regulated Entity, prior to any investment by the Regulated Entity, the EIG Advisor will present each proposed investment to the Triloma Advisor which has the authority to approve or reject all investments proposed for the Regulated Entity by the EIG Advisor. Through this authority to approve or reject any investment proposed by an EIG Advisor, the Triloma Advisors will have ultimate authority with respect to each

9                             The Sub-Advisory Agreement may be terminated, without the payment of penalty, upon 60 days’ notice by the Board or by a vote of the applicable Fund’s shareholders in accordance with Section 15(a) of the 1940 Act.

Regulated Entity’s investments, subject in each case to the oversight of the relevant Board.  The Triloma Advisors will not source any Potential Co-Investment Transactions under the requested Order.

It is anticipated that an EIG Advisor will periodically determine that certain investments the EIG Advisor recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or one or more Affiliated Investors. Such a determination may result in the Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of an EIG Advisor become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors. Following issuance of the requested Order, in such cases, the Advisors to all such Regulated Entities will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. For each such investment opportunity, the Advisors to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Entity taking into consideration the Regulated Entity’s Objectives and Strategies (as defined below).  If the Advisors to a Regulated Entity determine that the opportunity is appropriate for the Regulated Entity (and the applicable Triloma Advisor approves the investment for such Regulated Entity), and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Advisors will present the investment opportunity to the Eligible Trustees10 of the Regulated Entity prior to the actual investment by the Regulated Entity.  As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Trustees of such Regulated Entity within the meaning of Section 57(o) of the 1940 Act (“Required Majority”).11

Each EIG Advisor has (or will have, in the case of future advisers) an investment committee through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity.  In the case of a Potential Co-Investment Transaction, the applicable EIG Advisor would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a).  Each EIG Advisor, as a registered investment adviser, has (or will have, in the case of future advisers) developed a robust allocation process as part of its overall compliance policies and procedures.  Each EIG Advisor’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time.  While each client of an EIG Advisor may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each such client would participate in investment opportunities fairly and equitably.

10                        “Eligible Trustees” means the trustees or directors of a Regulated Entity that are eligible to vote under Section 57(o) of the 1940 Act.

11                        In the case of a Regulated Entity that is a registered closed-end fund, the trustees or directors that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).  As defined in Section 57(o), “required majority” means “both a majority of a business development company’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.”

Once the applicable EIG Adviser determined a proposed allocation for a Regulated Entity, such EIG Adviser would notify the applicable Triloma Advisor of the Potential Co-Investment Transaction and the EIG Advisor’s recommended allocation for such Regulated Entity.  The applicable Triloma Advisor would then present the Potential Co-Investment Transaction and the EIG Advisor’s proposed allocation to the Triloma Advisor’s investment committee for its approval. The Triloma Advisor’s investment committee would review the EIG Advisor’s recommendation for the Regulated Entity and would have the ability to ask questions of the EIG Advisor and request additional information from the EIG Advisor.  If the Triloma Advisor’s investment committee approved the investment for the Regulated Entity, the investment and all relevant allocation information would then be presented to the Regulated Entity’s Board for its approval in accordance with the conditions of this Application.  EIG and Triloma believe the investment process between the EIG Advisors and the Triloma Advisors, prior to seeking approval from the Regulated Entity’s Board, is significant and provides for additional procedures and processes to ensure that the Regulated Entity is being treated fairly in respect of Potential Co-Investment Transactions.  These procedures are in addition to, and not instead of, the procedures required under the conditions.

With respect to an Affiliated Investor relying on the Order, all EIG Advisors (including EIG) are subject to the same robust allocation process.  As a result, all Potential Co-Investment Transactions that are presented to an EIG Advisor would also be presented to each EIG Advisor sub-advising a Regulated Entity. As required by condition 1, the applicable EIG Advisor would make an independent determination with the applicable Triloma Advisor of the appropriateness of the investments for each Regulated Entity.  Therefore, EIG and Triloma believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Investors for which an EIG Advisor serves as investment adviser.

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with such Regulated Entity’s then current Objectives and Strategies, but (2) were not made available to such Regulated Entity.  This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity.  Presently, EIG’s allocation procedures prohibit the Existing Regulated Entities from participating in Potential Co-Investment Transactions, subject to the receipt of the Order.  As a result, EIG’s allocation system reports investments in which the Existing Regulated Entities would have been able to invest but for them not having been granted exemptive relief.  If the relief sought by this Application is granted, EIG will amend its allocation procedures to allow any Regulated Entity to invest in Potential Co-Investment Transactions in accordance with the conditions hereof.  EIG’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to Triloma and the applicable Regulated Entity’s Board on a regular basis.

With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) each Regulated Entity’s Board has approved that Regulated Entity’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Entity.  If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Entity’s Eligible Trustees.  A Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Trustees.

Each Regulated Entity’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any Affiliated Investor.

If an Advisor or its principals or any person controlling, controlled by, or under common control with the Advisor or its principals, and any Affiliated Investor (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

Applicants believe that this condition will ensure that the Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of the Advisor or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly.  The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

2.                                      Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity. The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A closed-end fund or BDC12 that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code.  Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer.  In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where an EIG Advisor identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entity.  Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders. For example, a Regulated Entity may lose some investment opportunities if the Advisors cannot provide “one-stop” financing to a potential portfolio company.

12                        Section 2(a)(48) defines a “BDC” to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

Portfolio companies may reject an offer of funding arranged by the Advisors due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits require the Advisors to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities.  With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.

The Advisors and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity’s Objectives and Strategies (as defined below).  If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement.  This will place the Regulated Entities at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entity and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio companies, all of which should create enhanced value for the Regulated Entity and its shareholders.

The Advisors and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Affiliated Investors co-invest.

B.                                    Applicable Law

1.                                      Section 17(d) of the 1940 Act and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or a controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.

Section 2(a)(3)(E) of the 1940 Act provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company. Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The 1940 Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

2.                                      Section 57 of the 1940 Act and Rule 57b-1 thereunder

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).13  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

13                        See Section 57(i) of the 1940 Act.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

C.                                    Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Entity.  Each Regulated Entity may be deemed to be an “affiliated person” of each other Regulated Entity within the meaning of Section 2(a)(3) of the 1940 Act.  The Regulated Entities, by virtue of each having a Triloma Advisor, may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, an EIG Advisor and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because the EIG Advisors are “affiliated persons” of other EIG Advisors, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D.                                    Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.                                     Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.14 Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  Applicants further submit that the involvement of a sub-adviser does not raise any legal or policy concerns that are different from those considered in the precedent applications because the Sub-Advisory Agreement requires EIG to present each proposed investment by a Regulated Entity to Triloma, which has ultimate authority with respect to the Regulated Entity’s investments.  Applicants also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.15

14                        See, e.g., Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Corporate Capital Trust, et al., (File No. 812-14408), Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice).

15                        Main Street Capital Corporation et. al., (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice).

F.                                      Applicants’ Legal Arguments

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a closed-end fund (or BDC) is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly.  The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisors would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise.  For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by EIG to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital16 for investment in the asset class being allocated, up to the amount proposed to be invested by each.  Each Regulated Entity would have the ability to engage in follow-on investments in a fair manner consistent with the protections of the other conditions.  Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction.  Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and

16                        “Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

do not involve overreaching by any person concerned, including Triloma or EIG.  Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.                                    Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.                                      Each time an EIG Advisor considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s then-current Objectives and Strategies,17 the Advisors to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.                                      a.                                      If the Advisors to a Regulated Entity deem participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Advisors will then determine an appropriate level of investment for such Regulated Entity.

b.                                      If the aggregate amount recommended by the Advisors to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.  The Advisors to each participating Regulated Entity will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.                                       After making the determinations required in conditions 1 and 2(a) above, the Advisors to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Trustees of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)                                     the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)                                  the Potential Co-Investment Transaction is consistent with:

17                        “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities and Exchange Act of 1934, as amended, and the Regulated Entity’s reports to shareholders.

(a)                                 the interests of the Regulated Entity’s shareholders; and

(b)                                 the Regulated Entity’s then-current Objectives and Strategies;

(iii)                               the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(a)                                 the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(b)                                 the Advisors to the Regulated Entity agree to, and do, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(c)                                  any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

(iv)                              the proposed investment by the Regulated Entity will not benefit the Advisors, any other Regulated Entity or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.                                      Each Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.                                      The Advisors will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity.  All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.                                      Except for follow-on investments made in accordance with condition 8,18 a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6.                                      A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.                                      a.                                      If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Advisors will:

(i)                                     notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)                                  formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.                                      Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c.                                       A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, the Advisors will provide their written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.                                      Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8.                                      a.                                      If any Regulated Entity or Affiliated Investor desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the Advisors will:

18                        This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

(i)                                     notify each Regulated Entity of the proposed transaction at the earliest practical time; and

(ii)                                  formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.

b.                                      A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Regulated Entity’s Board has approved as being in the best interests of such Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application).  In all other cases, the Advisors will provide their written recommendation as to such Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Regulated Entity’s best interests.

c.                                       If, with respect to any follow-on investment:

(i)                                     the amount of a follow-on investment is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments immediately preceding the follow-on investment; and

(ii)                                  the aggregate amount recommended by the Advisors to be invested by the Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.                                      The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9.                                      The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Trustees will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

10.                               Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11.                               No Independent Trustee of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

12.                               The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Advisors under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.                               Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)19 received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Advisor pending consummation of the transaction, the fee will be deposited into an account maintained by the Advisor at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction.  None of the other Regulated Entities, Affiliated Investors, the Advisors nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisors, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

14.                               The Advisors to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the Advisors to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.                               If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

IV.                               PROCEDURAL MATTERS

A.                                    Communications

Please address all communications concerning this Application and the Notice and Order to:

19                        Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Nathan P. Headrick, Esq. General Counsel Triloma Financial Group, LLC 201 N. New York Avenue, Suite 250 Winter Park, FL 32789 Telephone: (407) 378-3300	Robert L. Vitale, Esq. Managing Director, General Counsel EIG Credit Management Company, LLC 1700 Pennsylvania Avenue, NW, Suite 800 Washington, D.C. 20006 Telephone: (202) 600-3300

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

B.                                    Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Entities pursuant to resolutions duly adopted by the Board on November 12, 2015 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 29th day of April, 2016.

TRILOMA EIG GLOBAL ENERGY FUND

By:	/s/ Deryck Harmer
Name:	Deryck Harmer
Title:	President

TRILOMA EIG GLOBAL ENERGY TERM FUND I

By:	/s/ Deryck Harmer
Name:	Deryck Harmer
Title:	President

TRILOMA ENERGY ADVISORS, LLC

By:	/s/ Deryck Harmer
Name:	Deryck Harmer
Title:	President

EIG CREDIT MANAGEMENT COMPANY, LLC
EIG ASSET MANAGEMENT, LLC
EIG FUNDS MANAGEMENT, LLC
EIG MANAGEMENT COMPANY, LLC

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG GLOBAL ENERGY (ASIA) LIMITED

By:	/s/ Robert Blair Thomas
Name:	Robert Blair Thomas
Title:	Director

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Director

EIG HARBOUR ENERGY ADVISOR, L.P.
By: EIG Asset Management, LLC, its general partner

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG-GATEWAY DIRECT INVESTMENTS, L.P.
By: EIG-Gateway Direct Investments GP, L.P., its general partner
By: EIG Asset Management, LLC, its general partner

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG ENERGY FUND XVI, L.P.
EIG ENERGY FUND XVI-B, L.P.
EIG ENERGY FUND XVI-E, L.P.
EIG ENERGY FUND XVI (CAYMAN), L.P.
EIG ENERGY FUND XVI (SCOTLAND), L.P.
EIG-KEATS ENERGY PARTNERS, L.P.
By: EIG Management Company, LLC, as manager

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG GLOBAL PRIVATE DEBT FUND-A, L.P.
EIG GLOBAL PRIVATE DEBT SUB FUND-B, L.P.
EIG GLOBAL PRIVATE DEBT FUND-A (UL), L.P.
By: EIG Credit Management Company, LLC, as manager

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG GLOBAL PRIVATE DEBT FINCO-B, LLC
By: EIG Global Private Debt Sub Fund-B, L.P., its sole member
By: EIG Global Private Debt Fund GP, LLC, its general partner
By: EIG Asset Management, LLC, its sole member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG GLOBAL PRIVATE DEBT SUB B (UL), L.P.
By: EIG GPDF English GP 2, L.P., its general partner
By: EIG GPDF English GP 1, L.P., its general partner
By: EIG Global Private Debt Fund GP, LLC, its general partner
By: EIG Asset Management, LLC, its sole member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG GLOBAL PRIVATE DEBT FINCO-B (UL), LLC
By: EIG Global Private Debt Sub B (UL), L.P., its sole member
By: EIG GPDF English GP 2, L.P., its general partner
By: EIG GPDF English GP 1, L.P., its general partner
By: EIG Global Private Debt Fund GP, LLC, its general partner
By: EIG Asset Management, LLC, its sole member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

HARBOUR ENERGY LTD.

By:	/s/ Robert Blair Thomas
Name:	Robert Blair Thomas
Title:	Director

By:	/s/ Benjamin Vinocour
Name:	Benjamin Vinocour
Title:	Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Triloma EIG Global Energy Fund and Triloma EIG Global Energy Term Fund I, that he is the President of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TRILOMA EIG GLOBAL ENERGY FUND

By:	/s/ Deryck Harmer
Name:	Deryck Harmer
Title:	President

TRILOMA EIG GLOBAL ENERGY TERM FUND I

By:	/s/ Deryck Harmer
Name:	Deryck Harmer
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Triloma Energy Advisors, LLC, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TRILOMA ENERGY ADVISORS, LLC

By:	/s/ Deryck Harmer
Name:	Deryck Harmer
Title:	President

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Credit Management Company, LLC, EIG Asset Management, LLC, EIG Funds Management, LLC and EIG Management Company, LLC, that they are, respectively, the Chief Operating Officer and General Counsel of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG CREDIT MANAGEMENT COMPANY, LLC
EIG ASSET MANAGEMENT, LLC
EIG FUNDS MANAGEMENT, LLC
EIG MANAGEMENT COMPANY, LLC

By:	/s/ Randall Wade
Name:	Randall Wade
Title:	Chief Operating Officer

By:	/s/ Robert Vitale
Name:	Robert Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Global Energy (Asia) Limited, that they are, the Directors of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG GLOBAL ENERGY (ASIA) LIMITED

By:	/s/ Robert Blair Thomas
Name:	Robert Blair Thomas
Title:	Director

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Director

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Harbour Energy Advisor, L.P., that they are, respectively, the Chief Operating Officer and General Counsel of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG HARBOUR ENERGY ADVISOR, L.P.
By: EIG Asset Management, LLC, its general partner

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG-Gateway Direct Investments, L.P., that they are, respectively, the Chief Operating Officer and General Counsel of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG-GATEWAY DIRECT INVESTMENTS, L.P.
By: EIG-Gateway Direct Investments GP, L.P., its general partner
By: EIG Asset Management, LLC, its general partner

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Energy Fund XVI, L.P., EIG Energy Fund XVI-B, L.P., EIG Energy Fund XVI-E, L.P., EIG Energy Fund XVI (Cayman), L.P., EIG Energy Fund XVI (Scotland), L.P. and EIG-Keats Energy Partners, L.P., that they are, respectively, the Chief Operating Officer and General Counsel of the Manager of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG ENERGY FUND XVI, L.P.
EIG ENERGY FUND XVI-B, L.P.
EIG ENERGY FUND XVI-E, L.P.
EIG ENERGY FUND XVI (CAYMAN), L.P.
EIG ENERGY FUND XVI (SCOTLAND), L.P.
EIG-KEATS ENERGY PARTNERS, L.P.
By: EIG Management Company, LLC, the manager

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Global Private Debt Fund-A, L.P., EIG Global Private Debt Sub Fund-B, L.P. and EIG Global Private Debt Fund-A (UL), L.P., that they are, respectively, the Chief Operating Officer and General Counsel of the Manager of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG GLOBAL PRIVATE DEBT FUND-A, L.P.
EIG GLOBAL PRIVATE DEBT SUB FUND-B, L.P.
EIG GLOBAL PRIVATE DEBT FUND-A (UL), L.P.
By: EIG Credit Management Company, LLC, the manager

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Global Private Debt FINCO-B, LLC., that they are, respectively, the Chief Operating Officer and General Counsel of EIG Asset Management, LLC and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG GLOBAL PRIVATE DEBT FINCO-B, LLC
By: EIG Global Private Debt Sub Fund-B, L.P., its sole member
By: EIG Global Private Debt Fund GP, LLC, its general partner
By: EIG Asset Management, LLC, its sole member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Global Private Debt Sub B (UL), L.P., that they are, respectively, the Chief Operating Officer and General Counsel of EIG Asset Management, LLC and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG GLOBAL PRIVATE DEBT SUB B (UL), L.P.
By: EIG GPDF English GP 2, L.P., its general partner
By: EIG GPDF English GP 1, L.P., its general partner
By: EIG Global Private Debt Fund GP, LLC, its general partner
By: EIG Asset Management, LLC, its sole member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of EIG Global Private Debt FINCO-B (UL), LLC, that they are, respectively, the Chief Operating Officer and General Counsel of EIG Asset Management, LLC and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

EIG GLOBAL PRIVATE DEBT FINCO-B (UL), LLC
By: EIG Global Private Debt Sub B (UL), L.P., its sole member
By: EIG GPDF English GP 2, L.P., its general partner
By: EIG GPDF English GP 1, L.P., its general partner
By: EIG Global Private Debt Fund GP, LLC, its general partner
By: EIG Asset Management, LLC, its sole member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

VERIFICATION

The undersigned state that they each have duly executed the foregoing Application for and on behalf of Harbour Energy Ltd., that they are, respectively, the Director and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

HARBOUR ENERGY LTD.

By:	/s/ Robert Blair Thomas
Name:	Robert Blair Thomas
Title:	Director

By:	/s/ Benjamin Vinocour
Name:	Benjamin Vinocour
Title:	Secretary

SCHEDULE A

Existing EIG Advisors	Jurisdiction and Form of Organization
EIG Asset Management, LLC	Delaware limited liability company
EIG Funds Management, LLC	Delaware limited liability company
EIG Management Company, LLC	Delaware limited liability company
EIG Global Energy (Asia) Limited	Hong Kong limited company
EIG Harbour Energy Advisor, L.P.	Cayman Islands exempted limited partnership

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
EIG-Gateway Direct Investments, L.P.	Cayman Islands exempted limited partnership

Seeks to acquire, hold and dispose of investments, with an emphasis on equity investments, of energy and resources companies and energy- and resources- related infrastructure projects and companies on a global basis.

EIG Management Company, LLC
EIG Energy Fund XVI, L.P.	Delaware limited partnership

Seeks current returns and long-term capital appreciation by acquiring, holding, and disposing of debt and equity investments in energy, resource, and related infrastructure projects and companies on a global basis, with an emphasis on the United States, Canada, Western Europe and Australia.

EIG Management Company, LLC

Schedule A-1

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
EIG Energy Fund XVI-B, L.P.	Delaware limited partnership

Seeks current returns and long-term capital appreciation by acquiring, holding, and disposing of debt and equity investments in energy, resource, and related infrastructure projects and companies on a global basis, with an emphasis on the United States, Canada, Western Europe and Australia.

EIG Management Company, LLC
EIG Energy Fund XVI-E, L.P.	Delaware limited partnership

Seeks current returns and long-term capital appreciation by acquiring, holding, and disposing of debt and equity investments in energy, resource, and related infrastructure projects and companies on a global basis, with an emphasis on the United States, Canada, Western Europe and Australia.

EIG Management Company, LLC
EIG Energy Fund XVI (Cayman), L.P.	Cayman Islands exempted limited partnership

Seeks current returns and long-term capital appreciation by acquiring, holding, and disposing of debt and equity investments in energy, resource, and related infrastructure projects and companies on a global basis, with an emphasis on the United States, Canada, Western Europe and Australia.

EIG Management Company, LLC

Schedule A-2

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
EIG Energy Fund XVI (Scotland), L.P.	Scottish limited partnership

Seeks current returns and long-term capital appreciation by acquiring, holding, and disposing of debt and equity investments in energy, resource, and related infrastructure projects and companies on a global basis, with an emphasis on the United States, Canada, Western Europe and Australia.

EIG Management Company, LLC
EIG-Keats Energy Partners, L.P.	Delaware limited partnership

Seeks to make investments alongside EIG Energy Fund XVI and any successor funds thereto (collectively, the “Flagship Funds”) in certain of the Flagship Funds’ investments and make certain other investments subject to requisite approval, and to hold, manage, sell, exchange, dispose of and otherwise deal with such investments.

EIG Management Company, LLC
EIG Global Private Debt Fund-A, L.P.	Delaware limited partnership

Primarily seeks to make investments in secured loans and bonds of energy and related infrastructure projects and companies on a global basis, and will usually not seek any equity participation features.

EIG Credit Management Company, LLC
EIG Global Private Debt Fund-A (UL), L.P.	Delaware limited partnership

Primarily seeks to make investments in secured loans and bonds of energy and related infrastructure projects and companies on a global basis, and will usually not seek any equity participation features.

EIG Credit Management Company, LLC

Schedule A-3

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
EIG Global Private Debt Sub Fund-B, L.P.	Cayman Islands exempted limited partnership

Primarily seeks to make investments in secured loans and bonds of energy and related infrastructure projects and companies on a global basis, and will usually not seek any equity participation features.

EIG Credit Management Company, LLC
EIG Global Private Debt Sub B (UL), L.P.	English limited partnership

Primarily seeks to make investments in secured loans and bonds of energy and related infrastructure projects and companies on a global basis, and will usually not seek any equity participation features.

EIG Credit Management Company, LLC
EIG Global Private Debt Finco-B, LLC	Delaware limited liability company

Primarily seeks to make investments in secured loans and bonds of energy and related infrastructure projects and companies on a global basis, and will usually not seek any equity participation features.

EIG Credit Management Company, LLC
EIG Global Private Debt Finco-B (UL), LLC	Delaware limited liability company

Primarily seeks to make investments in secured loans and bonds of energy and related infrastructure projects and companies on a global basis, and will usually not seek any equity participation features.

EIG Credit Management Company, LLC
Harbour Energy Ltd.	Cayman Islands exempted limited company	Seeks to own and operate oil and gas E&P and related assets principally outside of the United States.	EIG Harbour Energy Advisor, L.P.

Schedule A-4

EXHIBIT A

Resolutions of Board of Trustees of

Triloma EIG Global Energy Fund and Triloma EIG Global Energy Term Fund I

WHEREAS, the Board deems it advisable and in the best interest of Triloma EIG Global Energy Fund and Triloma EIG Global Energy Term Fund I (collectively, the “Companies”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Companies with certain entities which may be deemed to be “affiliates” of the Companies pursuant to the provisions of the 1940 Act, which joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Companies be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Companies, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Officers shall deem necessary or desirable in order for the Companies to accomplish their investment objectives, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Companies, to perform all of the agreements and obligations of the Companies in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Companies thereof.

Exhibit A-1